

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2010

Mr. Dennis Turpin
Senior Vice President and Chief Financial Officer
Aeterna Zentaris Inc.
1405 du Parc-Technologique Blvd.
Quebec City, Quebec
Canada G1P 4P5

Re: Aeterna Zentaris Inc.
Form 20-F for the Fiscal Year Ended December 31, 2009
File No. 000-30752

Dear Mr. Turpin:

        We have completed our review of your Form 20-F and related filings have no further comments at this time.

                                                  Sincerely,

                                                  Melissa Rocha
                                                  Accounting Branch Chief